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                           February 21, 2023

       Laurance Roberts
       President and Chief Executive Officer
       El Pollo Loco Holdings, Inc.
       3535 Harbor Blvd., Suite 100
       Costa Mesa, CA 92626

                                                        Re: El Pollo Loco
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2023
                                                            File No. 333-269807

       Dear Laurance Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Michael J. Zeidel